UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 10)

Amerigon Incorporated

(Name of Issuer)

Common Stock, No Par Value

(Title of Class of Securities)

03070L 30 0

(CUSIP Number)

George Argyros

Westar Capital II, LLC

949 South Coast Drive, #650

Costa Mesa, CA 92626

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 20, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 03070L 30 0	Page 1 of 8 Pages

SCHEDULE 13D

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) George L. Argyros
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power -0-
8. Shared Voting Power -0-
9. Sole Dispositive Power -0-
10. Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) IN

CUSIP 03070L 30 0	Page 2 of 8 Pages

SCHEDULE 13D

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Westar Capital II, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power -0-
8. Shared Voting Power -0-
9. Sole Dispositive Power -0-
10. Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) OO

CUSIP 03070L 30 0	Page 3 of 8 Pages

Item 1.	Security and Issuer.

The title of the class of equity securities to which this statement relates is Common Stock (“Common Stock”), of Amerigon Incorporated, a California corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 21680 Haggerty Road, Suite 101, Northville, Michigan 48167.

Item 2.	Identity and Background.

This statement is being filed by George L. Argyros and Westar Capital II, LLC (“Westar”) (collectively, the “Reporting Persons”). The business address of the Reporting Persons is 949 South Coast Drive, #650, Costa Mesa, California 92626. Westar is a Delaware limited liability company engaged in the business of investing in both private and public companies. The managing member of Westar is Westar Capital Associates II, LLC, a Delaware limited liability company (“Westar Associates”). Mr. Argyros owns a controlling interest in Westar and Westar Associates. Mr. Argyros’ occupation is Chairman of the Board and Chief Executive Officer of Arnel and Affiliates, a private investment company.

Neither of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Neither of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Argyros is a citizen of the United States. Westar is an entity existing under the laws of the State of Delaware.

Item 3.	Source and Amount of Funds or Other Consideration.

This Amendment No. 10 is being filed to reflect the sale by Westar of an aggregate of 1,367,284 shares of the Issuer’s Common Stock during September, 2007. As a result of these transactions, the Reporting Persons no longer hold any shares of Issuer Common Stock. The Reporting Persons acquired ownership of shares of Common Stock and other securities convertible into Common Stock as described below.

In connection with a Securities Purchase Agreement dated March 29, 1999 (the “Securities Purchase Agreement”) among Westar, Big Beaver Investments LLC, a Delaware limited liability company (“Big Beaver”), and the Issuer, Westar and Big Beaver each purchased 4,500 Preferred Shares and warrants to purchase additional shares of Common Stock of the Issuer based on certain contingent events (the “Contingent Warrants”). The Contingent Warrants were exercised by Westar in part on September 3, 2003 for 3,136 shares of Common Stock and the remainder on September 3, 2004 in a cashless conversion for 1,034 shares of Issuer Common

CUSIP 03070L 30 0	Page 4 of 8 Pages

Stock in exchange therefor. On January 31, 2006, Westar converted 2,250 Preferred Shares into 1,343,284 shares of Common Stock (in order to maintain an equal number of Preferred Shares as between them, Westar and W III H Partners, L.P. (successor in interest to the Preferred Shares held by Big Beaver) (“W III H”) each elected to convert 2,250 Preferred Shares on January 31, 2006 and each conditioned its own conversion on conversion by the other). The remaining 2,250 Preferred Shares held by Westar were converted into 1,343,283 shares of Issuer Common Stock on June 12, 2006. The Preferred Shares and Contingent Warrants were purchased by Westar with its investment assets.

In connection with a Credit Agreement (the “First Credit Agreement”) between Big Star Investments, LLC (“Big Star”), and the Issuer dated March 16, 2000 and amended on May 10, 2000, Big Star agreed to loan up to $4,000,0000 to the Issuer and, in exchange, Big Star received a warrant (the “Big Star Bridge Loan Warrant”) to purchase a number of shares of Common Stock of the Issuer at an exercise price each to be determined based on the total amount actually borrowed by the Issuer under the First Credit Agreement. The Issuer eventually borrowed $2,500,000 under such agreement (the “Loan Amount”) and the Big Star Bridge Loan Warrant was divided equally between Westar and Big Beaver, the owners of Big Star, and replacement warrants were delivered to each. The warrant so delivered to Westar is referred to as the “Westar Split Warrant.” On February 10, 2005, Westar exercised the Westar Split Warrant on a cashless basis and received 55,861 shares of Common Stock as a result. Repayment of the Loan Amount was satisfied in part by payment of cash and in part by conversion by Westar and Big Beaver of the remaining balance into Issuer Common Stock. As a result of such conversion, Westar and Big Beaver each received 150,000 shares of Issuer Common Stock.

During the following periods, Westar sold the stated number of shares of Issuer Common Stock at then-current market prices:

May 11 through June 2, 2004, 99,100 shares;

September 6 through September 12, 2006, 416,183 shares;

October 27 through November 1, 2006, 77,000 shares;

December 14 through December 21, 2006, 59,100 shares;

May 11 through June 19, 2007, 877,931 shares; and

September 19 through September 20, 2007, 1,367,284 shares.

Based on the prior joint ownership of Big Star, the transactions described in the Securities Purchase Agreement, and the existence of a Shareholders’ Agreement (which has since expired), George L. Argyros, Westar, Big Beaver, Thomas M. Wheeler, the owner of a controlling interest in Big Beaver, and Big Star (prior to its dissolution) (the “Group”), deemed themselves to be members of a common group and entered into a series of Joint Filing Agreements by which they agreed to jointly file any and all statements required under Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with respect to their ownership of Common Stock of the Issuer. The Group filed a report on Schedule 13D on April 8, 1999 and amendments thereto on June 22, 1999 (Amendment No. 1), April 26, 2000 (Amendment No. 2), June 7, 2000 (Amendment No. 3), October 4, 2001 (Amendment No. 4) and March 20, 2002 (Amendment No. 5). As noted above, Big Star has dissolved and the Shareholders’ Agreement expired on June 8, 2004. On August 4, 2005, Mr. Argyros and Westar

CUSIP 03070L 30 0	Page 5 of 8 Pages

executed a Joint Filing Agreement, attached hereto as Exhibit 1 and incorporated herein by reference, by which they agreed to jointly file any statements required under Section 13(d) of the Exchange Act with respect to their ownership of Common Stock of the Issuer. As a result, Mr. Argyros and Westar filed an amendment to their report on Schedule 13D on August 4, 2005 (Amendment No. 6), February 17, 2006 (Amendment No. 7), June 29, 2006 (Amendment No. 8) and September 27, 2006 (Amendment No. 9) and are jointly filing this Amendment No. 10 to their report on Schedule 13D.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the Common Stock beneficially owned by them for investment purposes and to exercise a certain degree of control to direct, or cause the direction of, management and policies of the Issuer. The Reporting Persons reviewed various factors relating to their investment in the Issuer’s Common Stock, including the Issuer’s business and prospects, the price and availability of Issuer’s securities, subsequent developments affecting the Issuer, other investment and business opportunities available to the Reporting Persons, their general investment and trading policies, market conditions and other factors, and, based on these factors, the Reporting Persons determined to dispose of all of their Issuer Common Stock in September, 2007. The Reporting Persons have no current plans or proposals for acquiring new securities of the Issuer.

Item 5.	Interest in Securities of the Issuer.

(a)	Number of shares of Common Stock beneficially owned by Mr. Argyros: -0-
Percentage of Common Stock beneficially owned by Mr. Argyros: 0%
Number of shares of Common Stock beneficially owned by Westar: -0-
Percentage of Common Stock beneficially owned by Westar: 0%

(b)	Number of shares of Common Stock as to which Mr. Argyros has the:

Sole power to vote or to direct the vote: -0-

Shared power to vote or to direct the vote: -0-

Sole power to dispose or to direct the disposition: -0-

Shared power to dispose or to direct the disposition: -0-

Number of shares of Common Stock as to which Westar has the:

Sole power to vote or to direct the vote: -0-

Shared power to vote or to direct the vote: -0-

Sole power to dispose or to direct the disposition: -0-

Shared power to dispose or to direct the disposition: -0-

Because of the controlling interest of Mr. Argyros in Westar, Mr. Argyros was deemed to share the power to vote and dispose of (and therefore be the beneficial owner of) the interests in Issuer Common Stock held by Westar. Mr. Argyros disclaimed and continues to disclaim beneficial ownership of all shares issued or issuable to Westar, except to the extent of his interests in Westar.

CUSIP 03070L 30 0	Page 6 of 8 Pages

(c) Excluding Westar’s sale of an aggregate of 1,367,284 shares of Common Stock during September, 2007, as described herein, there were no transactions involving Common Stock effected by either of the Reporting Persons within the sixty days prior to the date of this Schedule 13D.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities described in this Schedule 13D for which the Reporting Persons were deemed to be the beneficial owners.

(e) The Reporting Persons ceased to be deemed the beneficial owners of more than five percent of the Issuer’s Common Stock on September 20, 2007.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons, and between the Reporting Persons and any other person, with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Although not deemed to be a relationship requiring disclosure under this Item 6 or elsewhere in this Schedule 13D, the Reporting Persons disclose that John Clark is a member of the Issuer’s Board of Directors and also the managing member of Westar Associates. Mr. Clark holds 17,400 shares of Issuer Common Stock and options to purchase 41,000 shares of Issuer Common Stock. Mr. Clark’s holdings represent less than 1% of the outstanding shares of Issuer Common Stock. The Reporting Persons disclaim beneficial ownership of all shares owned by Mr. Clark.

Item 7.	Material to be Filed as Exhibits.

1. Agreement of Joint Filing between George L. Argyros and Westar Capital II, LLC dated as of August 4, 2005, which is incorporated herein by reference.

CUSIP 03070L 30 0	Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 24, 2007	/s/ George L. Argyros
George L. Argyros

Dated: September 24, 2007	Westar Capital II, LLC

	By:	/s/ John Clark
	Title:	Managing Member of Westar Capital Associates II, LLC, the Managing Member of Westar Capital II, LLC

CUSIP 03070L 30 0	Page 8 of 8 Pages

EXHIBIT 1

JOINT FILING AGREEMENT

The undersigned agree to file jointly with the Securities and Exchange Commission (“SEC”) any and all statements on Schedule 13D (and any amendments or supplements thereto) required under Section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with transactions by the undersigned in the Common Stock of Amerigon Incorporated. Each of the undersigned will be responsible for the timely filing of the Schedule 13D and all amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein. None of the undersigned shall be responsible for the completeness or accuracy of the information concerning any other party contained in the Schedule 13D or any amendment thereto, except to the extent such person knows or has reason to believe that such information is inaccurate.

Dated: August 4, 2005	/s/ George L. Argyros
George L. Argyros

Dated: August 4, 2005	Westar Capital II, LLC

	By:	/s/ John Clark
	Its:	Managing Member